NEWS RELEASE
Pan American Announces Revised PEA for the La Colorada Skarn Project, Positions
La Colorada as a Future Top-tier Silver Mine
(All amounts are in United States Dollars unless otherwise indicated)
Vancouver, B.C. - March 24, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") is pleased to announce the results of a revised Preliminary Economic Assessment ("Revised PEA") for the proposed future development of the 100% owned La Colorada property located in Zacatecas, Mexico.
The Revised PEA includes a portion of the mineral resources from the La Colorada vein mine, mainly comprised of inferred mineral resources, as well as high-grade portions of the skarn deposit mineral resources. The Revised PEA envisions combined development to access the newly identified silver mineral resource in the eastern Candelaria area of the existing La Colorada mine concurrently with the higher grade portions of the skarn deposit using conventional long-hole open stoping, and the construction of a new, 15,000 tonnes per day ("tpd") plant (the "La Colorada Skarn Project"). Production from the existing La Colorada vein mineral reserves will continue throughout construction, commissioning and well into the operation of the La Colorada Skarn Project, resulting in an overall expansion of La Colorada (collectively, the "Expanded La Colorada Mine"). The Expanded La Colorada Mine is anticipated to significantly increase silver production and extend mine life, becoming a top-tier silver mine and reaffirming Pan American as the premier company to provide investors with exposure to the long-term demand for this critical metal.
"The simultaneous development of newly identified high-grade veins at La Colorada along with high-grade portions of the skarn deposit is expected to make La Colorada one of the largest and lowest cost silver mines globally, with silver production averaging 19.1 million ounces annually during the peak five years following construction and ramp-up," said Michael Steinmann, President and Chief Executive Officer of Pan American. "Further upside potential exists from newly identified high-grade silver veins not yet in the mineral resource and continued skarn exploration that could lead to even higher production rates over a longer period into the future, demonstrating that La Colorada is a rare, world-class asset of exceptional scale and quality."
Added Mr. Steinmann: "The plan to expand the La Colorada mine is the result of our continued exploration efforts, and we have the technical expertise and financial capacity to advance the development of this large-scale project, underscoring Pan American’s ability to create long-term value for shareholders. We expect to begin making preparations in the next few months to advance the construction of a ramp from our existing mine works at the 588 level in order to provide initial access to the skarn mineral resources."
The Revised PEA for the La Colorada Skarn Project is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Revised PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
This news release contains forward-looking statements and information, and readers should refer to the Cautionary Note Regarding Forward-Looking Statements and Information at the end of this news release.

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Expanded La Colorada Mine Production Profile and Key Production Metrics1
Notes:
1.Includes assumed production from mineral resources, including inferred mineral resources. The Revised PEA for the La Colorada Skarn Project is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Revised PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

KEY PRODUCTION METRICS (BY SOURCE)	EXPANDED LA COLORADA MINE[1]
	LA COLORADA VEIN MINE	LA COLORADA SKARN PROJECT[2]
	Vein Mineral Reserves[3]	Vein Mineral Resources	Skarn Mineral Resources
Production period	2027 - 2049	2027 - 2052	2032 - 2068
Production life - years	23	26	37
Tonnes Processed (Life-of-mine ("LOM"))[4] - Mt	8.4	7.7	154.6
Annual silver production (initial 5 yr. avg.)[4] - Moz	3.3	4.0	11.8
Annual zinc production (initial 5 yr. avg.)[4] - kt	6.3	6.8	232.6
Annual lead production (initial 5 yr. avg.)[4] - kt	3.8	4.0	146.2
Total silver production (LOM) - Moz	75.1	72.4	201.3
Total zinc production (LOM) - kt	171.1	243.4	5,331.1
Total lead production (LOM) - kt	93.4	122.3	2,420.0
Notes:
1.All figures are rounded.
2.Based on the Revised PEA. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.Mineral reserves do not include mineral resources.
4.Average annual production over the initial 5-year period includes years 2034 to 2038 (the "Initial Five Year Period"), following the
La Colorada Skarn Project processing plant commissioning and ramp-up. "Mt" refers to millions of tonnes, "kt" to thousands of tonnes and "Moz" to millions of ounces.
LA COLORADA SKARN PROJECT HIGHLIGHTS
The existing La Colorada vein mine will continue operating during the construction, commissioning and well into the operation of the La Colorada Skarn Project; however, its associated mineral reserves scheduled to be mined during

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the life-of-mine were excluded from the Revised PEA mine plan and economics for the La Colorada Skarn Project and therefore do not contribute to the following highlights for the La Colorada Skarn Project.
•Large, long-life silver production: annual average silver production of 15.8 million ounces from the La Colorada Skarn Project over the Initial Five Year Period, incremental to the anticipated average silver production of 3.3 million ounces from the existing La Colorada mine mineral reserves during the same period. Total estimated mine life following completion of the construction of the new 15,000 tpd processing plant is 37 years.
•Low-cost production: average silver all-in sustaining costs ("AISC")(1) of negative $22.67 per ounce over the Initial Five Year Period, reflecting the contribution of zinc and lead by-product credits.
•Attractive project returns: after-tax net present value ("NPV") (5%) of $2.6 billion with an after-tax internal rate of return ("IRR") of 17% (the "Base Case Scenario"), which is incremental to the current La Colorada mine mineral reserve economics, and using long-term metal prices of $45.00 per ounce of silver, $2,800 per tonne of zinc and $2,000 per tonne of lead (the "Base Case Prices"). At increased prices of $75.00 per ounce of silver, $3,400 per tonne of zinc, and $2,000 per tonne of lead (the "Upside Price Scenario"), the La Colorada Skarn Project after-tax NPV (5%) is $5.2 billion and the after-tax IRR is 25%.
•Leveraged to silver revenue: at the Base Case Prices, the Initial Five Year Period revenue contribution is approximately 42% silver, 39% zinc and 19% lead, while at the Upside Price Scenario, the Initial Five Year Period revenue contribution is approximately 51% silver, 35% zinc and 14% lead.
•Strong incremental free cash flow: average incremental annual free cash flow(1) of $653 million over the Initial Five Year Period at the Base Case Prices, increasing to $988 million annually at the Upside Price Scenario, attributable to the La Colorada Skarn Project and excluding any additional free cash flow generated by the La Colorada mine mineral reserves.
•Funded growth: Pan American currently expects to fully fund the La Colorada Skarn Project through cash flow generated by Pan American's operating mines, with spending to occur over 6 years and peak spending in the last 3 years while the processing plant is being constructed. The payback period of the initial investment of $1.9 billion on a standalone basis is 4 years using Base Case Prices and 3 years at the Upside Price Scenario.
•Improved grades: the La Colorada Skarn Project grades under the Revised PEA are 84%, 45% and 54% higher for silver, zinc and lead, respectively, compared to the 2023 PEA(2) plan grades, driven by the shift from bulk caving to more selective long-hole open stope mining of high grade portions of the skarn deposit and the inclusion of additional high-grade mineralization from the vein mineral resources.
•De-risked development: The mining method to be employed is conventional long-hole open stoping with tailings paste backfill. A sub-level caving or block caving mining method is not envisioned in the Revised PEA, but potential opportunities remain to consider caving in a future expansion. No additional permitting is required for the 588 level ramp decline to provide initial access to the skarn deposit. Requests for permits will be submitted for other aspects of the La Colorada Skarn Project, including mine shafts, a new processing plant and tailings facilities expansions.
•Significant potential for mineral resource expansion: exploration drilling continues to intersect mineralization outside of the current resource models, with more than 45,700 metres of recent skarn drilling and 48,000 metres of recent vein mine drilling not included in the current mineral resource estimate used for the Revised PEA. Please refer to Pan American's news release dated March 5, 2026 for the most recent exploration drill results at La Colorada. Ongoing exploration investments and geological potential suggest that mineral resources could continue to grow, possibly increasing and extending the mine's production. This may allow peak silver output to extend further.
•Further optionality to extend mine life: an option exists for a future phase of mine expansion through adoption of a combination of block caving and sub-level caving mining methods over the coming decades to

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extract lower grade mineralization, particularly considering on-going exploration results (mineral resource expansion) or possible increased metal prices.
(1) Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2) For details on the 2023 PEA, please refer to the NI 43-101 Technical Report for the La Colorada property dated January 31, 2024, as amended.
An updated technical report prepared in accordance with NI 43-101 on the La Colorada property will be filed with Canadian securities regulators within 45 days of this news release, and will include the Revised PEA. The technical report will be available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and at www.panamericansilver.com.
The Revised PEA for the La Colorada Skarn Project was prepared in accordance with NI 43-101 standards. The Base Case Scenario economic analysis was completed at the following Base Case Prices: $45.00/oz of silver, $2,800/t of zinc and $2,000/t of lead. The mineral resource estimate reported effective as at June 30, 2025 and mine plan were completed at metal prices of $22.00/oz of silver, $2,800/t of zinc and $2,200/t of lead for the skarn deposit, and for the La Colorada vein mine at $24.00/oz of silver, $2,800/t of zinc and $2,200/t of lead. The considerably lower silver prices used provides an opportunity to further enhance overall La Colorada Skarn Project economics at the higher long-term silver price assumption.
The Revised PEA for the La Colorada Skarn Project is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Revised PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
CONFERENCE CALL AND WEBCAST
Pan American will host a conference call and webcast to discuss the La Colorada Skarn Project.
Date:        March 25, 2026
Time:        11:00 am ET (8:00 am PT)
Webcast:     https://event.choruscall.com/mediaframe/webcast.html?webcastid=JvlQ9YAf
Participants can register for the conference at: https://dpregister.com
Upon registration, dial-in details will be displayed on screen and emailed as a calendar booking.
Those unable to register may join the call by dialing:
1-833-752-3507        (toll-free in Canada and the U.S.)
1-647-846-7282        (International Participants)
Web Phone         https://hd.choruscall.com
The live webcast and presentation slides will be available at https://panamericansilver.com/invest/financial-reports-and-filings/. An archive of the webcast will also be available for three months.
LA COLORADA SKARN PROJECT OVERVIEW
The La Colorada Skarn Project considers continued mining and processing of the existing La Colorada vein mine mineral reserves using the current mine facilities and infrastructure while developing access to the newly discovered high-grade silver veins and replacement mineralization in the eastern part of the Candelaria mine as well as the higher-grade zones of the skarn mineralization. The Revised PEA contemplates the development of a decline from the existing 588 level to access the skarn deposit, and the Company anticipates beginning preparatory work related to the decline in 2026 in order to maintain the anticipated project timeline. Soon after this development begins, activities would start to conventionally sink a production shaft and a ventilation shaft from surface. The production shaft is expected to be circular, concrete lined, 7.4m in diameter and extend to 1,480m below surface. The ventilation shaft is expected to be concrete lined, 7.4m in diameter and extend to 1,400m below surface. When completed, these shafts will provide access, hoisting capacity and ventilation to the skarn and the newly discovered

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veins and will eventually connect with the decline being developed from the 588 level. As well, a new exploration crosscut at the 588 level, planned for a total of 570 metres, had advanced 212 metres to the south as of the end of February 2026. A second crosscut at the 448 level was initiated in the first quarter of 2026 to improve zone access and drill coverage.
As development of the underground mine progresses, and as described in the Revised PEA, the construction of a new 15,000 tpd conventional selective flotation plant would be timed to match the expected initial production from the La Colorada Skarn Project. The new process plant is expected to process all the production from the Expanded La Colorada Mine, commingling vein (2,000 tpd) and high-grade skarn mineralization (13,000 tpd). Ramp-up to full 13,000 tpd skarn mining rates is anticipated 2 years following completion of the plant construction. The tailings not required for the backfilling process are expected to be stored in a new conventional tailings storage facility that will be constructed on the Company’s property.
The advantages of the development approach defined in the Revised PEA relative to the 2023 PEA, as described in the NI 43-101 Technical Report for the La Colorada property dated January 31, 2024 (as amended), include: (i) improved economics by extracting maximum value from the newly identified silver mineral resource in the eastern Candelaria area and more selective high-grade silver zones of the skarn deposit, (ii) lower initial capital investment, and (iii) reduced technical risk using a conventional long hole open stoping mining method.
The Revised PEA also concluded that, as exploration drilling continues to intersect additional mineralization outside of the current resource models, a long-term option exists for a future mine expansion considering a change of the mining methods to a combination of block caving and sub-level caving to include lower grade mineralization of the skarn deposit.

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Expanded La Colorada Mine Production Profile

Period	2027 - 2031	2032 - 2033	2034	2035	2036	2037	2038	2039 - 2052	2053 - 2068	Total LOM
Tonnes Processed (Mt)
La Colorada Vein Mine (Mineral Reserves)	3.1	1.0	0.5	0.5	0.3	0.3	0.2	2.4	—	8.4
La Colorada Skarn Project (Mineral Resources)	0.2	5.4	5.3	5.1	5.0	5.1	5.1	72.8	58.3	162.3
Silver Grade (g/t)
La Colorada Vein Mine (Mineral Reserves)	325.8	261.7	305.5	254.0	277.1	303.6	369.0	280.2	—	298.0
La Colorada Skarn Project (Mineral Resources)	477.5	96.7	93.2	96.8	117.5	108.7	100.7	57.7	34.4	58.5
Zinc Grade (%)
La Colorada Vein Mine (Mineral Reserves)	2.39	2.51	1.63	1.90	1.78	2.28	1.56	2.34	—	2.27
La Colorada Skarn Project (Mineral Resources)	2.21	4.70	5.02	4.79	5.12	4.83	5.05	3.55	3.17	3.68
Lead Grade (%)
La Colorada Vein Mine (Mineral Reserves)	1.30	1.47	1.19	1.25	1.13	1.21	0.88	1.17	—	1.25
La Colorada Skarn Project (Mineral Resources)	1.15	2.50	3.20	3.13	3.52	3.16	3.20	1.49	1.45	1.79
Silver Recovery (%)
La Colorada Vein Mine (Mineral Reserves)	93.8	94.1	93.1	93.0	94.0	93.6	93.2	90.1	—	92.8
La Colorada Skarn Project (Mineral Resources)	93.8	92.3	92.0	92.3	93.4	93.0	92.5	89.2	86.0	89.7
Zinc Recovery (%)
La Colorada Vein Mine (Mineral Reserves)	82.5	93.7	93.9	93.8	93.9	93.9	93.9	93.4	—	89.2
La Colorada Skarn Project (Mineral Resources)	82.5	93.9	94.0	93.9	94.0	93.9	94.0	93.4	93.1	93.4
Lead Recovery (%)
La Colorada Vein Mine (Mineral Reserves)	88.6	88.4	90.0	89.9	90.5	90.0	90.1	86.3	—	88.2
La Colorada Skarn Project (Mineral Resources)	88.6	89.1	90.2	90.1	90.7	90.2	90.2	86.6	86.4	87.7
Silver Production (Moz)
La Colorada Vein Mine (Mineral Reserves)	30.9	8.0	4.4	3.6	2.9	2.8	2.5	19.9	—	75.1
La Colorada Skarn Project (Mineral Resources)	3.5	15.4	14.6	14.7	17.6	16.7	15.3	120.4	55.4	273.7
Zinc Production (kt)
La Colorada Vein Mine (Mineral Reserves)	62.1	23.9	7.4	8.5	5.8	6.7	3.3	53.4	—	171.1
La Colorada Skarn Project (Mineral Resources)	4.4	236.5	249.1	231.1	240.5	233.0	243.2	2,414.6	1,722.2	5,574.6
Lead Production (kt)
La Colorada Vein Mine (Mineral Reserves)	36.4	13.2	5.2	5.4	3.5	3.4	1.8	24.6	—	93.4
La Colorada Skarn Project (Mineral Resources)	2.5	119.5	152.4	144.8	159.2	146.6	148.0	939.5	729.9	2,542.4

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La Colorada Skarn Project Incremental Economics
The existing La Colorada vein mine will continue operating during the construction, commissioning and well into the operation of the La Colorada Skarn Project; however, its associated mineral reserves scheduled to be mined during the life-of-mine were excluded from this mine plan and from the incremental economics from the Revised PEA for the La Colorada Skarn Project.

LA COLORADA SKARN PROJECT ECONOMICS
Operating Costs[1]
Mining cost ($/tonne mined)	$54.5
Processing cost ($/tonne processed)	$8.5
G&A cost ($/tonne processed)	$7.4
Cash cost per payable silver ounce (initial 5 yr. avg.)[2]	$(26.34)
Cash cost per payable silver ounce (LOM)	$(15.89)
All-in sustaining cost per payable silver ounce (initial 5 yr. avg.)	$(22.67)
All-in sustaining cost per payable silver ounce (LOM)	$(10.50)
Capital Costs[1]
Initial capital in billions	$1.9
Sustaining capital[3] in billions	$1.2
Total capital expenditures (LOM) in billions	$3.2
Economic Analysis (Base Case Prices)[4]
Annual after-tax incremental cash flow (initial 5 yr. avg.) in millions	$653
Cumulative after-tax incremental cash flow in billions	$7.1
Incremental NPV(5%) (After-tax) in billions	$2.6
IRR (After-tax)	17%
Pay-back period (After-tax, undiscounted) in years	4
Notes:
1.Cash costs and all-in sustaining costs are non-GAAP measures; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
2.Costs for the initial 5-year average include years 2034 to 2038, which follows the commissioning and ramp-up of the new processing facility.
3.Sustaining capital includes capital leases.
4.Assumes metal prices of $45.00 per ounce of silver, $2,800 per tonne of zinc and $2,000 per tonne of lead.
The Revised PEA is preliminary in nature, includes inferred mineral resources that would be considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Revised PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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Initial Capital Estimate
The La Colorada Skarn Project entails an approximately 6 year capital development and construction timeline, from 2026 to 2031, followed by a 2 year commissioning and ramp-up period. Total initial capital is estimated at $1.9 billion.

Initial Capital Cost Estimate (in $ millions)
Surface Infrastructure	135
Processing Plant	277
Paste Backfill Plant	66
Initial Tailings Storage Facility ("TSF") Works	42
Power	34
Underground Access and Development[1]	622
Mining Equipment	100
Dewatering	19
Underground Infrastructure	153
Subtotal Direct Costs	1,448
Indirect Costs	176
Subtotal Direct and Indirect Costs	1,625
Contingency	323
Total	1,947
1.Contingency for "Underground Access and Development" is included in the $622 million.
Sensitivity Analysis
The following tables provide La Colorada Skarn Project economic sensitivities for incremental NPV (5%) and IRR at various silver and zinc prices.

Incremental NPV(5%) (After-tax) ($ billions)		Ag prices ($/oz)
		30.00	45.00	60.00	75.00
Zn prices ($/t)	2,200	0.9	1.8	2.8	3.7
	2,500	1.2	2.2	3.1	4.1
	2,800	1.6	2.6	3.5	4.5
	3,100	2.0	2.9	3.9	4.8
	3,400	2.3	3.3	4.2	5.2

IRR (After-tax) (%)		Ag prices ($/oz)
		30.00	45.00	60.00	75.00
Zn prices ($/t)	2,200	10	14	18	21
	2,500	12	16	19	22
	2,800	13	17	20	23
	3,100	14	18	21	24
	3,400	16	19	22	25
Notes:
1.Assumes a lead metal price of $2,000 per tonne.

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Estimated Mineral Resources
The La Colorada Skarn Project production plans are built from the mineral resource models that were previously reported as the "La Colorada Vein" and "La Colorada Skarn" mineral resources with an effective date June 30, 2025. The La Colorada Skarn Project economic analysis excludes the mineral reserves from the La Colorada vein mine.
Skarn Mineral Resource
The indicated mineral resource, reported effective as at June 30, 2025, is estimated to total 265.4 million tonnes containing 309 million ounces of silver, 7.6 million tonnes of zinc and 3.6 million tonnes of lead. In addition, the inferred mineral resource is estimated to total 61.7 million tonnes containing 59 million ounces of silver, 1.6 million tonnes of zinc and 0.6 million tonnes of lead.

		Grade			Contained Metal
Classification	Tonnes (millions)	Zn (%)	Pb (%)	Ag (g/t)	Zn (million tonnes)	Pb (million tonnes)	Ag (million ounces)
Indicated	265.4	2.85	1.37	36	7.6	3.6	309
Inferred	61.7	2.55	0.95	30	1.6	0.6	59
Notes:
1.The effective date of the mineral resource estimate is June 30, 2025. The geological model was completed in April 2024 and results from diamond drilling conducted in 2024, 2025 and the first quarter of 2026 are not included in this estimate.
2.Mineral resources were estimated in accordance with the guidelines laid out in the CIM Mineral Resource and Mineral Reserves Estimation Best Practice Guidelines (November 2019).
3.Mineral resources have been classified into indicated and inferred confidence categories in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) guidelines.
4.Mineral resources have demonstrated reasonable prospects for eventual economic extraction as they show sufficient spatial continuity of mineralization constrained within a potentially mineable shape. Mineral resources that are not mineral reserves do not have demonstrated economic viability. No mineral reserves are reported at this time for the La Colorada Skarn Project.
5.Prices used to report mineral resources are US$22/oz silver, US$2,800/t zinc and US$2,200/t lead.
6.An estimated NSR (in US$/t) was calculated using metallurgical recoveries of 87.4% silver, 88% lead and 93% zinc with mineral concentrates containing 67% Pb in the lead concentrate and 60% Zn in the zinc concentrate, obtained from metallurgical testing. Estimates for transport, payability and refining/selling costs, based on experience and long-term views of the marketing, treatment and refining of these types of mineral concentrates, were included.
7.Reasonable prospects for eventual economic extraction were assessed by determining the total insitu tonnes and metal grades constrained inside volumes that are based on a sub-level caving (SLC) mining methods. A cutoff of $50/t NSR was applied and SLC mining shapes were designed, tested for overall economic viability and tested as part of a caving sequence. The tonnes and grades reported include lower grade must-take material within the volume but do not include other mining recovery, dilution or losses.
8.This mineral resource estimate was prepared under the supervision of, or was reviewed by Christopher Emerson, FAusIMM, Christopher Wright, P.Geo and Martin Wafforn P.Eng. who are qualified persons as defined in NI 43-101.
La Colorada Vein Mine Mineral Reserves and Mineral Resources

		Grade				Contained Metal
Classification	Tonnes (millions)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (million ounces)	Au (thousand ounces)	Pb (thousand tonnes)	Zn (thousand tonnes)
Proven Reserves	3.4	300	0.21	1.24	2.17	33.2	23	42	75
Probable Reserves	6.1	295	0.21	1.20	2.21	57.5	40	73	134
Proven & Probable Reserves	9.5	297	0.21	1.21	2.19	90.7	64	115	208
Measured Resources	0.4	229	0.12	0.91	1.55	3.0	2	4	6
Indicated Resources	2.6	144	0.35	0.68	1.14	11.8	29	17	29
Measured & Indicated Resources	3.0	156	0.32	0.71	1.20	14.8	30	21	36
Inferred Resources	15.3	297	0.27	1.93	3.39	146.5	132	295	520

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As of June 30, 2025. Please see the Company's mineral reserves and mineral resources in the news release dated September 11, 2025, and the complete mineral resources and mineral reserves table on the Company's website at www.panamericansilver.com for further detail.
The proven & probable mineral reserves have not been included in the Revised PEA economics.

Geology and Mineral Resources
The La Colorada vein mine inferred mineral resources, as well as the small amount of measured and indicated mineral resources that are included in the Revised PEA production plan, are a portion of the La Colorada mineral resources reported in the Company's mineral resource update effective as at June 30, 2025. The La Colorada vein mine inferred mineral resources included in the Revised PEA are mainly the eastward extension of existing mineral reserves in the NC2 and Mariana veins of the operating mine, and in a parallel set of recently discovered veins and replacement-style mineralization to the south of the existing Candelaria mine development, as indicated by the green shaded areas in the image below, entitled "La Colorada Development and Mining Zones". The La Colorada vein mine mineral resources are intermediate sulfidation-style with high-grade, silver-rich base metal sulfides.
The skarn deposit mineral resources are indicated in the blue shaded areas in the image below, and are mainly below the bottom of the La Colorada vein mine. Skarn mineralization is polymetallic sulfide mineralization varying from silver-rich to zinc rich. The three skarn zones occur on east south-east trend, parallel to the overall trend of the La Colorada vein mine, extending from 1,800m elevation to below 800m elevation. Each of the zones measures approximately 300m to 500m wide along strike and 300m to 500 m thick across strike.
The resource model for the skarn deposit was updated in the Company's mineral resources and mineral reserves as at June 30, 2024 and was used to define the mining studies, mine plans and production schedules used for the Revised PEA. The updated mineral resource estimate for the skarn deposit is based on the same resource model as the previous estimate but updated using mining assumptions consistent with the long hole stoping mining method and for the cutoff grade assumptions in the Revised PEA.
Some mineral resources were not incorporated into the current strategic plan for the La Colorada vein mine, as the mining sequence was optimized to prioritize the earlier extraction of higher-grade material to improve overall project economics. In addition, mineral resources for which infrastructure and development requirements for access is not supported at this stage of the project, were excluded from the strategic mine plan. The Company expects that, in addition to the inclusion of results from ongoing drilling, mine design and sequencing will continue to be refined during the pre-feasibility study stage of the La Colorada Skarn Project, which may support the inclusion of additional mineral inventory into the project’s LOM plan.

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Image: La Colorada Development and Mining Zones (as at March 2026)

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Mining
Sub-level open stope mining ("SLOS") with paste backfill was selected as the preferred mining method for extracting mineral resources from the skarn deposit, prioritizing lower initial capital requirements, reduced geotechnical risk, and preservation of existing infrastructure, which allows for extended operation of the La Colorada vein mine and development of the recently identified vein extensions in the eastern portion of the La Colorada property.
The skarn deposit will be mined using a transverse, long hole stoping sequence to sustain an average mining rate of approximately 13,000 tpd over a 37-year operating period following completion and commissioning of the La Colorada Skarn Project. Mined-out stopes will be backfilled with a tailings paste fill to maintain stability, allow safe extraction of adjacent stopes and maximize mining recovery.
Effective ventilation and heat management are key design considerations due to the region’s high geothermal gradient. The ventilation system is designed to deliver fresh chilled air through the production shaft and exhaust through two return air shafts, with a secondary circuit connected to the existing Guadalupe return air shaft and the initial 588 Level decline. A second return shaft will be completed during the production ramp-up period. The ventilation design assumes a diesel mining fleet but retains flexibility to incorporate battery electric vehicles in the future.
The La Colorada Skarn Project mine plan includes an estimated 6-year construction and development period during which approximately 30 km of lateral development and 5 km of vertical development will be completed to access and prepare for production from the high-grade portions of the skarn deposit. The Expanded La Colorada Mine incorporates high grade skarn mineral resources and La Colorada vein mine mineral reserves and resources, reflecting the potential contribution of the newly identified silver mineral resource in the eastern Candelaria area.

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Approximately 155 million tonnes of skarn mineral resources are expected to be mined as part of the Revised PEA, with production ramping up to the nominal 13,000 tpd rate 2 years following completion of Project construction. The existing La Colorada vein mine is expected to continue operating at approximately 2 ktpd for the first 17 years, and then gradually decline with depletion expected around Year 20 after the La Colorada Skarn Project is constructed and commissioned. There are approximately 7.7 million tonnes of vein mine mineral resources not currently included in the La Colorada vein mine mineral reserves that are expected to be mined and contribute to the overall incremental project economics. Considering the recent exploration success in the eastern portion of the property, there is potential to further extend both the vein and skarn mine production, as additional mineral resources are defined.
In addition, the new infrastructure to access the skarn deposit is expected to provide improved access, ventilation and materials handling to the eastern portion of the vein mine and may create further opportunities to expand La Colorada vein mine production at higher silver grades. These opportunities will be further evaluated as part of a pre-feasibility study for the La Colorada Skarn Project.
Mineral Processing
Metallurgical testing completed for the La Colorada Skarn Project demonstrates that the skarn mineralization responds well to conventional selective flotation mineral processing methods to produce high-quality silver-bearing lead and zinc mineral concentrates with high metal recoveries.
The La Colorada Skarn Project includes building a larger, 15,000 tpd processing plant adjacent to the existing 2,000 tpd La Colorada vein mine infrastructure, which will be decommissioned, allowing mineralized material from both deposits to be processed in a common processing facility and thereby reducing unit operating costs.
The selective flotation circuit is expected to produce high-quality marketable concentrates grading approximately 61% lead with 1,800 g/t silver in the lead concentrate and 59% zinc with approximately 140 g/t silver in the zinc concentrate. Overall silver recovery is estimated at approximately 89.7% with the majority, 77.8%, reporting to the lead concentrate and approximately 11.9% reporting to the zinc concentrate. LOM average recoveries are estimated to be approximately 93.4% for zinc and 87.7% for lead.
The proposed processing facility is designed to treat 5.5 Mt of mineralized material per year (15,000 tpd) using a conventional comminution and selective flotation flowsheet. Production material will be ground in a SAG–ball mill–pebble crusher (SABC) circuit followed by a staged selective flotation process to produce separate silver-bearing lead and zinc concentrates.
Chemical analysis of the concentrates indicates low levels of impurities and deleterious elements, consistent with products expected to be readily marketable.
Image: Simplified Mineral Processing Diagram
Tailings Management

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The remaining tailings from the Expanded La Colorada Mine that are not used for paste fill underground will be stored in a conventional TSF that will be developed in stages and eventually undergo a closure phase where the surface will be vegetated and stabilized into a long-term landform.
General Notes with Respect to Technical Information
The drill hole samples were prepared by the internal La Colorada mine laboratory, SGS of Durango ("SGS"), Activation Laboratories Ltd ("Actlabs") of Zacatecas, Bureau Veritas of Hermosillo and ALS Global, Mexico. The SGS, Actlabs, Bureau Veritas and ALS Global laboratories are independent from Pan American. Pan American implements a quality assurance and quality control ("QAQC") program, including the submission of certified standards, blanks, and duplicate samples to the laboratories.
Actlabs, SGS and ALS Global all used fire assay with gravimetric finish for gold, and acid digestion with ICP finish for silver, lead, zinc, and copper. Samples delivered to ALS Global were prepared in Zacatecas, Mexico laboratory and sent to Vancouver, BC laboratory for assay. Bureau Veritas used fire assay with gravimetric finish for gold and by acid digestion with ICP finish for silver, lead, zinc, and copper in their Vancouver, Canada laboratory. The La Colorada mine laboratory, which is operated by our employees, used fire assay with gravimetric finish for gold and silver, and acid digestion with atomic absorption finish for lead, zinc, and copper.
The results of the QAQC samples submitted to SGS, Actlabs, Bureau Veritas, ALS Global and the La Colorada mine laboratory all demonstrate acceptable accuracy and precision.
The Qualified Person for the mineral resource and mineral reserve estimate is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of this news release and for the purpose of any future mineral resource and mineral reserve estimates. There were no limitations on the Qualified Persons' verification process. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.
See the Company’s Annual Information Form dated February 18, 2026, available at www.sedarplus.ca, or Pan American's most recent Form 40-F filed with the United States Securities and Exchange Commission (the "SEC") for further information on the La Colorada mine, including detailed information concerning associated QAQC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and mineral resources.
Technical information contained in this news release has been reviewed and approved by Christopher Emerson, FAusIMM, Senior Vice President Exploration and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of NI 43-101. Pan American is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of NI 43-101 and the CIM, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ''indicated mineral resources'', and ''inferred mineral resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''reserves'' are not the same as those of the SEC, and may not qualify as ''reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of an "indicated mineral resource" will ever be converted into a "reserve". U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred mineral resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained metal" in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute

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"reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•AISC. Any reference to “AISC” in this news release should be understood to mean all-in sustaining costs per silver ounce or zinc pound sold, net of by-product credits (respectively, the "Silver AISC"). Pan American believes that AISC, calculated net of by-products, is a more comprehensive measure of the cost of operating our consolidated business, given it includes the cost of replacing silver and zinc through exploration, the cost of ongoing capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow. AISC excludes capital investments that are expected to increase production levels or mine life beyond those contemplated in the base case life-of-mine plan ("project capital").
•Cash Costs. This metric facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our silver and gold mining peers. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
•Free cash flow. This metric is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s MD&A for the year ended December 31, 2025 for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimated average silver, zinc and lead production of the La Colorada Skarn Project; the expectation that the La Colorada Skarn Project will result in La Colorada being a top-tier silver mine and one of the largest and lowest cost primary silver mines in the world; any upside potential with respect to mineral resources, and whether higher production rates will be possible or achieved; our ability to generate superior, long-term value for our shareholders; our ability to fund the development proposed in the Revised PEA in the future and the availability and sources of such funding; estimates with respect to LOM, including the duration

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of the projected mine life, LOM operating costs, capital costs, cash costs, all-in sustaining costs, sustaining capital, after-tax cash flow, NPV and after-tax IRR, payback period, production capacity, initial capital and other metrics; that the existing La Colorada vein mine operation would continue during the period that the La Colorada Project is developed; the possibility of further expansion of the mine in the future; the timing of the construction and development period, and the expected initial production from the La Colorada Skarn Project, including during the Initial Five Year Period; mineral resource estimates; further exploration and infill drilling and the impacts on the mineral resource estimates; the production of a pre-feasibility study for the La Colorada Skarn Project; that the zinc and silver bearing lead concentrates from the La Colorada Skarn Project will be high-grade, high-quality and therefore readily marketable; opportunities for new infrastructure; the expected storing of the tailings from the skarn in a conventional tailings storage facility and the associated development of such facility; that an updated technical report prepared in accordance with NI 43-101 on the La Colorada property will be filed within 45 days of this news release and will include the Revised PEA for the La Colorada Skarn Project.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued long-term demand for silver, zinc and other critical minerals; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; development and production estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based and the accuracy of such estimates and assumptions; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for, and availability of, energy inputs, including oil and gas, labour, materials, supplies and services (including transportation); changes in project parameters as plans continue to be refined; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); actual costs and results of exploration activities; risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; adverse political or economic developments in the countries in which we operate, as well as globally; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations, including legal restrictions relating to mining and risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; the duration and effects any pandemics or epidemics on our operations and workforce; those factors identified under the caption "Risks Related to Our Business" in Pan American's most recent form 40-F and Annual Information Form filed with the SEC and Canadian provincial securities regulatory authorities, respectively; and those factors identified under the caption "Risks and Uncertainties" in Pan American's form 6-K and Management’s Discussion and Analysis filed on February 18, 2026 with the SEC and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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